Aleafia Secures First Cannabis Revenue in Sale to CannTrust

Record Clinic Revenue in Q2 Along With Cannabis Sales to Provide Multiple Immediate Income Streams

TORONTO, Sept. 10, 2018 -- Aleafia Health Inc. (TSXV: ALEF; OTCQX: ALEAF) (“Aleafia“) or (the “Company“), one of Canada’s leading, vertically integrated medical cannabis companies, is announcing that it has secured its first sale of high-quality medical cannabis to CannTrust Holdings Inc. (TSX: TRST) (“CannTrust”), one of Canada’s leading and most trusted licensed producers of cannabis.

The sale follows the company attaining its Sales Licence from Health Canada days earlier.

Aleafia recorded record revenue primarily from clinic operations reported in its second-quarter earnings, and will reach a fully funded growing capacity of 38,000 kg of cannabis flower in early 2019.

Operational Update:

•	Secured first medical cannabis sale in company’s history
•	Fully funded annual growing capacity to reach 38,000 kg of cannabis flower
•	The company reported record revenue of $1.2 million in Q2 2018
•	Secured Sales Licence from Health Canada for its Port Perry cultivation facility
•	Completed first harvest at Port Perry cultivation facility
•	Reached milestone of 50,000 individual medical cannabis patients under the Canabo Medical Clinic network
•	Recruited dynamic senior management team with the hiring of CEO Geoffrey Benic, CFO Benjamin Ferdinand, CMTO Trevor Newell and Master Horticulturist Lucas Escott
•	Increased access to American investment community by securing listing on OTCQX Best Market

“I’m pleased with the relationship between CannTrust and Aleafia. CannTrust is committed to ensuring that patients have access to the highest-quality cannabis. We are excited to work with Aleafia, a company that shares our commitment to quality and patient care,” said CannTrust President Brad Rogers.

“We made a commitment to secure high-quality product for medical cannabis patients, and this sale sees us realizing that goal. We are very well positioned for significant growth with two major income streams providing immediate revenue to Aleafia,” said Aleafia Chairman Julian Fantino.

“Aleafia has made significant achievements including our first cannabis sale to CannTrust, a leader in the medical cannabis space. Aleafia now boasts two low-cost, modern cannabis production facilities, along with a medical cannabis clinic network that has attained 50,000 unique patients. The exponential growth achieved by our company will ensure we continue to provide sustained long-term value for both our patients and shareholders,” said Aleafia CEO Geoffrey Benic.

For Investor Relations, please contact:

IR@AleafiaInc.com

For Media Relations, please contact:

Nicholas Bergamini, VP Public Affairs
416-860-5665 ext. 224
Media@AleafiaInc.com

About Aleafia Health Inc.:

Aleafia is a leading, vertically integrated medical cannabis company with a unique focus on delivering quality patient care from “seed” to “sale.” Aleafia is uniquely positioned with a singular focus on the medical cannabis market. The company operates the largest brick and mortar medicinal cannabis clinic network in Canada under the Canabo Medical Clinic brand, which is staffed by licensed, practicing physicians. Aleafia has obtained over 50,000 unique patients and maintains the largest medical cannabis patient data set in Canada. Aleafia’s state of the art production facilities will allow for the production of high- quality strains at low cost. Aleafia’s production will focus on securing the highest- quality medicinal product for its growing patient base.

Neither Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company's current expectations. When used in this press release, the words "estimate", "project", "belief", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. The forward-looking statements and information in this press release includes information relating to the implementation of Aleafia Health's business plan. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: risks associated with the implementation of Aleafia Health's business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, and the volatility of the Company's common share price and volume. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.